December 16, 2019

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Hash Labs Inc.
Registration Statement on Form S-1
File No. 333-228042

Ladies and Gentlemen:

Please find below the response of Hash Labs Inc. (the “Company”) to the verbal comment raised by the staff of the Securities and Exchange Commission relating to the above-referenced filing of the Company.

The Company proposes to include the following disclosure in the business section of its S-1 (the footnotes below are for the Staff’s reference, and the company does not intend to include such footnotes in the S-1 unless otherwise requested by the Staff):

Gold ownership

When a Coro customer purchases gold through the Coro mobile payment application, the Coro user becomes the legal owner of the gold. Coro instantly routes gold purchase transactions through a gold dealer. Within the Coro app, customers' dollars are exchanged for an equivalent amount of gold at the prevailing spot rate. Coro's spot rate is derived from the CME and the LBMA, plus Coro's fee. Gold purchased by the customer is identified and evidenced by a serial number, or otherwise identified and evidenced with a specific identifier in accordance with the methods used by the auditors of the independent gold vaulting custodian, such as with SKUs/bar codes, and then allocated within Coro's custody account with the independent gold vaulting custodian. The independent vaulting custodian maintains a bailment arrangement with Coro's customers, so that the customers have direct ownership of their gold at all times. The Coro customers gold is fully insured by the vaulting custodian. The vaulting custodian will have a daily record of each customer’s gold holdings. Allocated gold is, by definition, unencumbered. In the event of Coro’s dissolution or failure, Coro’s customers would not risk becoming creditors of the company since their ownership of their gold is direct. Coro and the independent vaulting custodian maintain an inventory list of the allocated customer gold which is updated in real time and reconciled daily. The Coro user’s gold inventory will be physically counted weekly and audited by an independent auditor on a quarterly basis. The customer’s gold ownership is also recorded, confirmed and evidenced on Coro’s accounting ledger and shared with the independent vaulting custodian. Coro and the gold vaulting custodian have the right of substitution within the allocated gold. Right of substitution means that when a customer withdraws their gold, Coro and the gold vaulting custodian may choose which gold to provide the customer, thus the serial number at purchase may be different than the serial number at withdrawal. Right of substitution makes the logistics of gold storage, deposit and withdrawal more pragmatic and is the primary method used for the independent safe custody of all commodities.

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net	1

Regulatory oversight

Coro Corp. is registered with and regulated by FinCEN, a bureau of the U.S. Department of the Treasury. FinCEN regulates Coro Corp. as both a Money Services Business (MSB)1 and a Dealer in Precious Metal.2 As a regulated financial institution3, Coro Corp. must assess the money laundering risk involved in its transactions, and implement an anti-money laundering program to mitigate such risk. In addition, the company must comply with recordkeeping, reporting, and transaction monitoring requirements under FinCEN regulations.4

Coro Corp. is in the process of obtaining individual money transmission licenses state-by-state where it will also be subject to state regulation. Due to its main office being located in the State of Florida, Coro filed an initial application for a Money Transmitter license (FT2) with the Florida Office of Financial Regulations on October 4, 2019.5 In addition to an application process that includes criminal and financial background checks on all officers and controlling parties of the company, licensed money transmitters are subjected to strict requirements such as providing annual audited financial statements, filing quarterly reports, and maintaining, at all times, a minimum net worth and a surety bond approved by the Commissioner.6

The CFTC does not regulate Coro Corp. because Coro Corp. only transacts with physical gold in the spot market when buying or selling gold for its customers. The Commodity Exchange Act (CEA), grants the CFTC exclusive jurisdiction over the regulation of futures contracts, option contracts and leverage contracts, but this authority specifically does not extend to "deferred" or "forward" delivery contracts which are essentially “cash transactions providing for later delivery of the underlying commodity.”7

Very truly yours,

/s/ J. Mark Goode

J. Mark Goode

Chief Executive Officer

1 See FIN-2012-A001 for definitions

2 See 31 CFR § 1027.100 for definitions and requirements

3 Coro Corp registered as an MSB with FinCEN on 3/16/2019. Its Registration Number is 31000143922675.

4 See 31 CFR § 1022.210 for list of requirements

5 See 560.141 Florida Statutes for license application requirements

6 See 560.209 Florida Statutes for net worth and corporate surety bond requirements.

7 7 U.S.C. § 4 (1982). See infra notes 84-90 and accompanying text (discussion of futures versus forward contracts)

Hash Labs Inc. - 78 SW 7th Street, Miami, Florida 33130 - 888.879.8896 - www.hashlabs.net	2